SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 33)

                             -----------------------

                        SIZELER PROPERTY INVESTORS, INC.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   830137-10-5
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

      Carolyn Tiffany                                      David J. Heymann
   Winthrop Realty Trust                              Post Heymann & Koffler LLP
      7 Bulfinch Place                                Two Jericho Plaza, Wing A
         Suite 500                                            Suite 111
Boston, Massachusetts 02114                            Jericho, New York 11753
      (617) 570-4614                                        (516) 681-3636

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 13, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 830137-10-5                13D/A
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Winthrop Realty Trust
      I.R.S. I.D. No.  34-6513657

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     370,600
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            370,600
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      370,600
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.7%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 33 amends certain information contained in the Schedule 13D filed by Winthrop Realty Trust, an Ohio business trust ("WRT"), with respect to its ownership interest in Sizeler Property Investors, Inc. ("Sizeler"), as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005, as further amended by Amendment No. 14 to Schedule 13D dated March 18, 2005, as further amended by Amendment No. 15 to Schedule 13D dated March 22, 2005, as further amended by Amendment No. 16 to Schedule 13D dated March 23, 2005, as further amended by Amendment No. 17 to Schedule 13D dated March 24, 2005, as further amended by Amendment No. 18 to Schedule 13D dated March 28, 2005, as further amended by Amendment No. 19 to Schedule 13D dated March 29, 2005, as further amended by Amendment No. 20 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 21 to Schedule 13D dated April 19, 2005, as further amended by Amendment No. 22 to Schedule 13D dated April 28, 2005, as further amended by Amendment No. 23 to Schedule 13D dated May 4, 2005, as further amended by Amendment No. 24 to Schedule 13D dated May 5, 2005, as further amended by Amendment No. 25 to Schedule 13D dated May 18, 2005, as further amended by Amendment No. 26 to Schedule 13D dated June 15, 2005, as further amended by Amendment No. 27 to Schedule 13D dated June 23, 2005, as further amended by Amendment No. 28 to Schedule 13D dated July 14, 2005, as further amended by Amendment No. 29 to Schedule 13D dated August 4, 2005, as further amended by Amendment No. 30 to Schedule 13D dated August 12, 2005, as further amended by Amendment No. 31 to Schedule 13D dated September 1, 2005, and as further amended by Amendment No. 32 to Schedule 13D dated September 13, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4. Purpose of Transaction.

      Item 4 is hereby amended as follows:

      On March 13 and 14, 2006, WRT sold in privately negotiated transactions 1,385,000 shares of common stock in Sizeler. In connection with the sales and in accordance with the terms of the agreement with Sizeler pursuant to which Michael Ashner, WRT's chairman and chief executive officer, was elected to Sizeler's board, Mr. Ashner resigned as a director of Sizeler effective at the close of business on March 13, 2006.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended and restated to read as follows:

      (a) As of the close of business on March 14, 2006, WRT directly owns 370,600 Shares representing approximately 1.73% of the total outstanding Shares. The foregoing is based upon 21,442,000 Shares outstanding.

      (b) WRT has the sole power to vote and dispose of 370,600 Shares owned by it.

      (c) The only transactions that WRT effected during the past sixty days with respect to Shares is the sale of a total of 1,385,000 Shares in a three private transactions on March 13 and March 14, 2006 for a sales price per share of $14.35.

      (d) Not applicable

      (e) WRT ceased to be the beneficial owner of more than five percent of Sizeler's common stock on March 14, 2006.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2006                         WINTHROP REALTY TRUST


                                              By: /s/ Michael L. Ashner
                                                  ------------------------------
                                                  Michael L. Ashner
                                                  Chief Executive Officer